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
CONTACTS:
LORUS THERAPEUTICS INC.                   CANADIAN MEDIA CONTACT:                 US MEDIA CONTACT:

Corporate Communications                  Hugh Mansfield                          Amy Banek
Grace Tse                                 Mansfield Communications Inc.           Mansfield Communications Inc
Tel:  (416) 798-1200, ext.380             Tel:  (416) 599-0024                    Tel:  (212) 370-5045
Email:   ir@lorusthera.com                Email:  hugh@mcipr.com                  E-mail:  amy@mcipr.com
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       LORUS THERAPEUTICS WORKS WITH THE U.S. NATIONAL CANCER INSTITUTE IN
                      THE CLINICAL DEVELOPMENT OF GTI-2040

  - Agreement is an important achievement in Canadian cancer drug development -

TSE:              LOR
OTC BB:           LORFF

TORONTO, CANADA, FEBRUARY 11, 2003 - Lorus Therapeutics Inc. ('Lorus') today announced that the company and the U.S. National Cancer Institute (NCI) have approved clinical protocols to conduct a series of clinical trials to investigate the safety and efficacy of its lead antisense drug, GTI-2040 in breast cancer, colon cancer, non-small cell lung cancer, acute myeloid leukemia, prostate cancer, and in a range of solid tumors.

Lorus and the NCI signed a formal clinical trial agreement in which the NCI will financially sponsor the GTI-2040 clinical trials, while Lorus will provide the drug.

Lorus and the NCI collaborated to select six cancer indications from 29 proposals submitted by major U.S. and Canadian oncology centers. The initial six studies represent the first stage of a clinical development partnership between Lorus and the NCI.

The agreement is the result of a successful Phase I clinical trial program and promising preclinical data, which demonstrates the effectiveness of GTI-2040 when used alone or in combination with standard anticancer agents in the treatment of a wide variety of tumors.


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"This partnership with the NCI is a significant achievement for Lorus and for
Canadian cancer drug development," said Dr. Jim Wright, CEO, Lorus. "The substantial financial support and outstanding expertise from this collaboration will enable us to determine the effectiveness of GTI-2040 across a range of tumor types, thereby identifying the patient population that will most benefit from drug treatment, and also identifying the optimal commercial path for the development of GTI-2040."

Dr. Wright added: "We are impressed by the level of interest expressed by U.S. and Canadian oncologists to participate in this exciting drug development program. The calibre of the proposals received by the NCI attests to the oncology community's confidence in the potential of the antisense approach used by Lorus for developing drugs like GTI-2040 to treat patients with cancer."

In addition to the collaboration between Lorus and the NCI , GTI-2040 is currently being investigated in a Phase II clinical trial in combination with capecitabine for the treatment of renal cell carcinoma. On February 5, 2003, Lorus announced that this promising clinical study was expanded to include six major oncology centers in the U.S.A.

The NCI is an agency of the National Institutes of Health (NIH), one of eight agencies that compose the public Health Service (PHS) in the U.S. Department of Health and Human Services (DHHS). The NCI, established under the National Cancer Act of 1937, is the U.S. Federal Government's principal agency for cancer research and training.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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